SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _________)*

U.S. Auto Parts Network, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

90343C100

(CUSIP Number)

Maguire Asset Management, LLC

1810 Ocean Way

Laguna Beach, California 92651

Attention: Timothy Maguire

Telephone: (610) 517-6058

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 10, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Page 1 of 9 pages

CUSIP No.: 90343C100

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Timothy Maguire

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	7	SOLE VOTING POWER 1,700,000
SHARES
BENEFICIALLY	8	SHARED VOTING POWER -
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER 1,700,000
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,700,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%

14	TYPE OF REPORTING PERSON

IN

Page 2 of 9 pages

CUSIP No.: 90343C100

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Maguire Asset Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER 1,700,000
SHARES
BENEFICIALLY	8	SHARED VOTING POWER -
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER 1,700,000
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,700,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%

14	TYPE OF REPORTING PERSON

OO

Page 3 of 9 pages

CUSIP No.: 90343C100

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Maguire Financial, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER 1,700,000
SHARES
BENEFICIALLY	8	SHARED VOTING POWER -
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER 1,700,000
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,700,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%

14	TYPE OF REPORTING PERSON

PN

Page 4 of 9 pages

ITEM 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock” or the “Shares”), of U.S. Auto Parts Network, Inc. (“PRTS”), with its principal executive offices located at 16941 Keegan Avenue, Carson, California 90746.

ITEM 2.	Identity and Background.

(a)-(c) and (f) The names of the persons filing this statement on Schedule 13D (the “Reporting Persons”) are:

Maguire Financial, LP, a Delaware limited partnership (the “Fund”);

Maguire Asset Management, LLC, a Delaware limited liability company (“Maguire Asset Management”); and

Timothy Maguire, a United States Citizen.

Maguire Asset Management serves as the general partner of the Fund. Mr. Maguire is the managing member of Maguire Asset Management. Maguire Asset Management and Mr. Maguire may each be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Fund.

The principal business of the Fund is that of a private investment vehicle. The principal business of Maguire Asset Management is providing investment management services and serving as the general partner of the Fund. Mr. Maguire’s principal occupation is serving as the managing member of Maguire Asset Management. The principal office or business address of each Reporting Person is 1810 Ocean Way, Laguna Beach, California 92651.

(d)–(e)          During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration

The source and amount of funds (excluding fees and expenses) used by the Fund in making its purchase of the shares of Common Stock is $2,075,787.02 from working capital.

ITEM 4.	Purpose of Transaction.

The Reporting Persons intend to contact PRTS’ management to attempt to arrange a meeting to discuss ideas to improve shareholder value.

In addition, the Reporting Persons may also determine to dispose of their Shares, in whole or in part, or acquire additional Shares, at any time and from time to time, subject to applicable laws. The Reporting Persons may also decide to change the Reporting Persons’ intentions with respect to the purposes and plans described in this Item 4. Any such decision would be based on the Reporting Persons’ assessment of a number of different factors, including, without limitation, the business, prospects and affairs of PRTS, the market for the Shares, the condition of the securities markets, general economic and industry conditions and other opportunities available to the Reporting Persons.

Page 5 of 9 pages

Except as set forth herein, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a)          The Fund beneficially owns 1,700,000 shares of Common Stock, representing 5.1% of all of the outstanding shares of Common Stock. Maguire Asset Management, as the general partner of the Fund, and Mr. Maguire, as the managing member of Maguire Asset Management, each may be deemed to beneficially own the 1,700,000 shares of Common Stock held by the Fund. Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly by such Reporting Person. The percentage set forth in this response is based on 33,209,442 shares of Common Stock outstanding as of May 22, 2013, as reported by PRTS in its Proxy Statement filed with the SEC on May 30, 2013.

(b)          Maguire Asset Management, the Fund and Mr. Maguire have sole power to vote or direct the vote of and to dispose or direct the disposition of the 1,700,000 shares of Common Stock held by the Fund.

(c)          The Reporting Persons did not effect any transactions in the Common Stock in the last sixty (60) days, other than as follows:

Transaction Type	Transaction Date	Qty	Trade Price

Buy	13-May-13	12,730	$1.2120
Buy	14-May-13	200,000	$1.2513
Buy	15-May-13	362,411	$1.2297
Buy	16-May-13	100,000	$1.1900
Buy	17-Jun-13	679,371	$1.2600
Buy	5-Jul-13	300	$1.0800
Buy	8-Jul-13	25,260	$1.1295
Buy	9-Jul-13	241,229	$1.1285
Buy	10-Jul-13	73,669	$1.1130
Buy	10-Jul-13	30	$1.1100

(d)          Not applicable.

(e)          Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Page 6 of 9 pages

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement

Page 7 of 9 pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 18, 2013

/s/ Timothy Maguire
Timothy Maguire

Maguire Asset Management, LLC

By:	/s/ Timothy Maguire
Timothy Maguire, Managing Member

Maguire Financial, LP
By: Maguire Asset Management, LLC, its general partner

By:	/s/ Timothy Maguire
Timothy Maguire, Managing Member

Page 8 of 9 pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, par value $0.001 per share, of U.S. Auto Parts Network, Inc. dated July 18, 2013 is, and any amendments thereto signed by each of the undersigned shall be, filed pursuant to and in accordance with the provisions of Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: July 18, 2013

/s/ Timothy Maguire
Timothy Maguire

Maguire Asset Management, LLC

By:	/s/ Timothy Maguire
Timothy Maguire, Managing Member

Maguire Financial, LP
By: Maguire Asset Management, LLC, its general partner

By:	/s/ Timothy Maguire
Timothy Maguire, Managing Member

Page 9 of 9 pages